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                              April 6, 2021

       Erke Huang
       Interim Chief Executive Officer and Chief Financial Officer Bit Digital, Inc.
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed March 10,
2021
                                                            File No. 333-254060

       Dear Mr. Huang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Related Party Transactions, page 109

   1. We note your disclosure on page 109 regarding transactions with related parties. Please revise to provide the
complete disclosure called for by Item 7.B of Form 20-F and
                                                        specifically address
each related party transaction for the preceding three financial years through the date of the
information currently provided.
       Exhibits

   2.                                                   We note that your
auditor   s consent filed under Exhibit 23.1 is undated. In your next amendment, please
provide currently dated and signed consents from your auditors, as applicable.
 Erke Huang
Bit Digital, Inc.
April 6, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra
Hunter
Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.



FirstName LastNameErke Huang                               Sincerely,
Comapany NameBit Digital, Inc.
                                                           Division of
Corporation Finance
April 6, 2021 Page 2                                       Office of Finance
FirstName LastName